Filed Pursuant to Rule 424(b)(5)

Registration Statement No.: 333-220155

Amendment No. 1 dated December 16, 2019 to

Prospectus Supplement dated April 18, 2018

(To Prospectus Dated August 24, 2017)

$5,000,000 to $50,000,000

Common Stock

(priced at 87.5% to market price)

AXIM Biotechnologies, Inc.

Common Stock

This amendment No. 1 to prospectus supplement amends the prospectus supplement dated April 18, 2018. This amendment to prospectus supplement should be read in conjunction with the prospectus supplement dated April 18, 2018 and the prospectus dated August 24, 2017, each of which are to be delivered with this amendment to prospectus supplement. This amendment to prospectus supplement amends only those sections of the prospectus supplement listed in this amendment; all other sections of the prospectus supplement remain as is.

We have entered into an amendment to our existing Stock Purchase Agreement (the “Agreement”) with a sophisticated investor (the “Investor”), relating to shares of our common stock, $0.0001 par value per share, offered by this amendment to prospectus supplement, the prospectus supplement and the accompanying prospectus. In accordance with the terms of the Agreement, as amended, we may offer and sell shares of our common stock to the Investor having an aggregate offering price of not more than $50 million. See “Plan of Distribution.”

Our common stock is listed on the OTCQB under the symbol “AXIM.” The last reported sale price of our common stock on November 26, 2019 was $0.475 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors,” beginning on page A-2 of this amendment to prospectus supplement, beginning on page S-4 of the prospectus supplement, and beginning on page 7 of the accompanying prospectus, as well as the documents incorporated by reference in this amendment to prospectus supplement, for a discussion of the factors you should carefully consider before deciding to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this amendment to prospectus supplement, prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this amendment no. 1 to prospectus supplement is December 16, 2019.

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TABLE OF CONTENTS

AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT

You should rely only on the information we have provided or incorporated by reference in this amendment to prospectus supplement, the prospectus supplement or in the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this amendment to prospectus supplement, the prospectus supplement or in the accompanying prospectus. The prospectus supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information contained in this amendment to prospectus supplement, the prospectus supplement and in the accompanying prospectus is accurate only as of their respective dates and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this amendment to prospectus supplement, the prospectus supplement or the accompanying prospectus or any sale of securities.

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THE OFFERING

The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere or incorporated by reference in this amendment to prospectus supplement, the prospectus supplement and the accompanying prospectus. Before you decide to invest in our common stock, you should read the entire amendment to prospectus supplement, the prospectus supplement and the accompanying prospectus carefully, including the risk factors and the financial statements and related notes included or incorporated by reference in this amendment to prospectus supplement, the prospectus supplement and the accompanying prospectus.

Issuer	AXIM Biotechnologies

Common Stock Offered	Shares having an aggregate offering price of not more than $50,000,000.

Manner of Offering	Sales made from time to time to Cross & Company, a Nevada corporation, pursuant to the terms of the Stock Purchase Agreement (see description below).

Use of Proceeds

We intend to use the proceeds for working capital and general corporate purposes, which include, but are not limited to, advancing the development of our product portfolio and general and administrative expenses. See “Use of Proceeds” on page S-13 of the prospectus supplement.

Risk Factors

The investment involves a high degree of risk. See “Risk Factors” beginning on page A-2 of this amendment to prospectus supplement, beginning on page S-4 of the prospectus supplement, and beginning on page 7 of the accompanying prospectus, as well as the other information included in or incorporated by reference in this prospectus supplement and the accompanying prospectus, for a discussion of risks you should carefully consider before investing our our securities.

OTCQB Symbol	AXIM

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should consider carefully the risks and uncertainties described herein. If any of these risks actually occurs, our business, financial condition or results of operations could suffer materially. In such event, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Common Stock and this Offering

You will experience immediate dilution in the book value per share of the common stock you purchase in this offering.

Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on an assumed offering price of $0.475 per share, which was the closing price per share of our common stock as reported on the OTCQB on November 26, 2019, and a net tangible book value per share of our common stock of $(0.10) as of September 30, 2019, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $0.215 per share in the net tangible book value of the common stock you purchase. The shares sold in this offering, if any, will be sold from time to time at various prices. An increase of $0.10 per share in the price at which the shares are sold from the assumed offering price of $0.475 per share, assuming all of our common stock in the aggregate amount of $50,000,000 is sold at that price, would increase our adjusted net tangible book value per share after the offering to $0.29 per share and would increase the dilution in net tangible book value per share to new investors in this offering to $0.285 per share, after deducting commissions and estimated aggregate offering expenses payable by us. A decrease of $0.10 per share in the price at which the shares are sold from the assumed offering price of $0.475 per share, assuming all of our common stock in the aggregate amount of $50,000,000 is sold at that price, would decrease our adjusted net tangible book value per share after the offering to $0.22 per share and would decrease the dilution in net tangible book value per share to new investors in this offering to $0.155 per share, after deducting commissions and estimated aggregate offering expenses payable by us. See “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share and the adjusted net tangible book value per share of our common stock after this offering.

The net tangible book value of our common stock as of September 30, 2019 was approximately $(6,228,175), or approximately $(0.10) per share. Net tangible book value per share represents the amount of our total tangible assets, less total liabilities, divided by the total number of shares of our common stock outstanding. Dilution per share to new investors represents the difference between the amount per share paid by purchasers for each share of common stock in this offering and the net tangible book value per share of our common stock immediately following the completion of this offering.

After giving effect to the sale of shares of our common stock in the aggregate amount of $50,000,000, at an assumed offering price of $0.475 per share, the last reported sale price of our common stock on November 26, 2019 on the OTCQB, after deducting estimated offering expenses (as described in Part II of the Registration Statement), our as-adjusted net tangible book value as of September 30, 2019 would have been approximately $43,771,825 or approximately $0.26 per share. This represents an immediate increase in net tangible book value of approximately $0.36 per share to our existing stockholders and an immediate dilution in as-adjusted net tangible book value of approximately $0.215 per share to new purchasers of our common stock in this offering, as illustrated by the following table:

Assumed Offering price per share		$0.475
Net tangible book value per share as of September 30, 2019	$(0.10)
Increase per share attributable to this offering	$0.36
As-adjusted net tangible book value per share as of September 30, 2019, after giving effect to this offering		$0.26
Dilution per share to investor participating in this offering		$0.215

The table above assumes, for illustrative purposes only, an aggregate of 105,263,158 shares of our common stock are sold at a price of $0.475 per share, for aggregate gross proceeds of $50,000,000. The shares, if any, sold in this offering will be sold from time to time at various prices.

An increase of $0.10 per share in the price at which the shares are sold from the assumed offering price of $0.475 per share shown in the table above, assuming all of our common stock in the aggregate amount of $50,000,000 is sold at that price, would increase our adjusted net tangible book value per share after the offering to $0.29 per share and result in an immediate dilution in as-adjusted net tangible book value of approximately $0.285 per share to the investor in this offering, after deducting commissions and estimated aggregate offering expenses payable by us. A decrease of $0.10 per share in the price at which the shares are sold from the assumed offering price of $0.475 per share shown in the table above, assuming all of our common stock in the aggregate amount of $50,000,000 is sold at that price, would adjust the adjusted net tangible book value per share after the offering to $0.22 per share and result in an immediate dilution in as-adjusted net tangible book value of $0.155 per share to the purchaser of our common stock in this offering, after deducting commissions and estimated aggregate offering expenses payable by us. This information is supplied for illustrative purposes only.

PLAN OF DISTRIBUTION

Stock Purchase Agreement

On April 16, 2018, we entered into a Stock Purchase Agreement (the “Agreement”) with Cross & Company, a Nevada corporation (the “Investor”), pursuant to which the Investor agreed to purchase, upon our written request, shares of our common stock registered under the Registration Statement on Form S-3 filed by the Company on August 24, 2017,and declared effective by the Securities and Exchange Commission on September 14, 2017 (the “Registration Statement”), for an aggregate purchase price of up to $50 million. The Investor has the right to terminate the Agreement at any time after having funded at least $5 million in requests by the Company. The shares sold under the Agreement shall not exceed 12,000,000, which is the number of shares available under the Registration Statement.

At any time during the term of the Agreement, the Company may submit to the Investor one or more written Notices (as defined in the Agreement) specifying the number of shares to be sold by the Company and purchased by the Investor. Within one (1) business day after receipt of the Notice, the Investor shall purchase such number of shares; provided, that during any calendar month the Company may not, without the Investor’s written consent, submit Notices for shares having, in the aggregate, a purchase price in excess of $500,000. The purchase price for the shares subject to Notice shall be equal to 87.5% of the closing price of the Company’s common stock on the date of the Notice.

The purchase price paid by the Investor pursuant to a Notice may be subject to adjustment. Upon the earlier of (i) ten (10) trading days following DWAC receipt by the Investor of the shares purchased pursuant to a Notice, and (ii) the date upon which the sale of all shares pursuant to a Notice have been sold by the Investor (the “Adjustment Period”), the Company shall determine the Adjusted Purchase Price, which is defined in the Agreement as 92.5% of the lowest trading price of the Company’s common stock during the Adjustment Period. If the purchase price paid for the shares by the Investor exceeds the amount of the Adjusted Purchase Price, then the Investor shall be entitled to a True-Up Payment, which is defined as the amount by which the purchase price paid for the shares exceeds the Adjusted Purchase Price.

At its election and in the event a True-Up Payment is due, the Company may make payment to the Investor in cash or delivery of additional shares. If the Company elects to make payment in additional shares, such shares shall be subject to the same true-up mechanism described for the initially issued shares under the Notice.

During the term of the Agreement, neither the Investor nor any of its affiliated persons or entities shall engage in (i) any short sale of any security of the Company, or (ii) any sale of any security of the Company that the Investor does not own, or (iii) any sale which is consummated by the delivery of a security of the Company borrowed by, or for the account of, the Investor.

The term of the Agreement is two (2) years, unless extended by the parties. The Agreement may be terminated by the Company, but not the Investor, at any time in its sole discretion. The Investor may terminate the Agreement only upon the occurrence of specified events, including (1) the Investor has purchased shares from the Company having a minimum purchase price of $5 million (not including any shares delivered as a True-Up Payment), or (2) (i) there has been a material breach of this Agreement by the Company, (ii) the Company has not timely filed (or obtained extensions in respect thereof) all reports required to be filed by the Company pursuant to the Securities Exchange Act of 1934, as amended; (iii) the Registration Statement, and any supplement or amendment thereof, shall no longer be current and effective or subject to a stop order by the Securities and Exchange Commission; (iv) trading in the Company's common stock has been halted or suspended for more than three (3) trading days; (v) the average daily dollar volume of the Company’s common stock for any period of twenty (20) consecutive trading days following the Effective Date is less than $50,000; (vi) the Company’s common stock is not DWAC eligible or is subject to a “DTC chill”; (vii) the price of the Company’s common stock closes at or less than $1.00 per share on three (3) or more trading days (even if non-consecutive trading days) following the Effective Date, or (viii) the Investor cannot locate a FINRA broker-dealer willing or able to accept the shares or true-up shares into “street name” and thereafter transact sales of such shares on behalf of the Investor.

Amendment No. 1 to Stock Purchase Agreement

On December 16, 2019, the Company entered into an amendment to the Agreement (the “Amendment”) pursuant to which we agreed to certain changes to the true-up adjustments under the Agreement. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to such term as set forth in the Agreement.

Specifically, a maximum limit was put on the True-up Payment such that in any Adjustment Period for which the lowest trading price is less than 50% of the Unadjusted Purchase Price, then the True-Up Payment shall be limited to the greater of (i) an amount that when added to the total net proceeds realized by Investor from the sale of the S-3 Shares under a specific notice is equal to 150% of the amount paid by Investor for the S-3 Shares applicable to the True-Up Payment, or (ii) an amount that when added to the total net proceeds realized by Investor from the sale of the S-3 Shares under a specific notice is equal to 100% plus 1%, for each trading day in the Adjustment Period, of the amount paid by the Investor for the S-3 Shares applicable to the True-Up Payment.

In addition, the Adjustment Period for a True-Up Payment was adjusted to be defined as the greater of (i) sixty (60) trading days following DWAC receipt by Investor of S-3 Shares purchased pursuant to a specific notice, or (ii) the number of trading days that is equal to 150% of the number of S-3 Shares under such notice for which the Adjusted Purchase Price is being determined divided by 25% of the trailing average daily trading volume for the twenty (20) trading days prior to DWAC receipt by Investor of S-3 Shares purchased pursuant to such notice (rounded to the nearest whole number). If any notice is delivered to Investor prior to the date on which the sale of all of the S-3 Shares (or True-Up Shares) pursuant to any prior notice has been completed, then the unsold S-3 Shares (or True-Up Shares) of the new notice shall be added to the S-3 Shares being acquired pursuant to the new notice for purposes of determining the Adjustment Period applicable to the new notice. No other terms of the Purchase Agreement were amended

The summary of the material provisions of the Agreement and Amendment do not purport to be a complete statement of their terms and conditions. We filed a copy of the Agreement with the Securities and Exchange Commission on a Current Report on Form 8-K on April 18, 2018 and we will file a copy of the Amendment with the SEC on a Current Report on Form 8-K concurrently with the filing of this amendment to prospectus supplement.

The Investor

Cross & Company, a Nevada corporation, is the Investor as defined in the Agreement. Cross & Company is wholly-owned by the spouse of James R. Arabia, who is the president of Cross & Company. Mr. Arabia and his spouse are not now and have never been a director, officer or employee of the Company. Mr. Arabia’s spouse is the sole owner of TL-66 LLC, a California limited liability company and Mr. Arabia is the president of TL-66 LLC.

As of December 6, 2019, Cross & Company directly owns 219,800 shares of the Company’s common stock and TL-66 LLC owns 1,452,359 shares of the Company’s common stock, or an aggregate of approximately 2.65% of the issued and outstanding common stock of the Company.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon by Procopio, Cory, Hargreaves & Savitch LLP.